EXHIBIT 99.1

Condensed Consolidated Financial Statements
Student Transportation Inc.
For the three and nine months ended March 31, 2013

Student Transportation Inc.
Unaudited Condensed Consolidated Financial Statements

March 31, 2013

Contents

Unaudited Condensed Consolidated Balance Sheets	1
Unaudited Condensed Consolidated Statements of Operations	2
Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)	3
Unaudited Condensed Consolidated Statements of Shareholders’ Equity	4
Unaudited Condensed Consolidated Statements of Cash Flows	5
Notes to the Unaudited Condensed Consolidated Financial Statements	6

Student Transportation Inc.
 Unaudited Condensed Consolidated Balance Sheets
(000’s of U.S. dollars)

	As at	As at
	March 31, 2013	June 30, 2012
Assets
Current assets:
Cash and cash equivalents	$5,642	$5,013
Accounts receivable, net of allowance for doubtful accounts of
$132 and $145 at March 31, 2013 and June 30, 2012, respectively	48,824	35,481
Inventory	3,456	3,296
Prepaid expenses	11,295	12,660
Other current assets	5,005	4,766
Total current assets	74,222	61,216

Other assets	18,636	16,567
Property and equipment, net	210,022	219,513
Oil and gas interests, net	7,638	7,223
Other intangible assets, net	71,456	74,591
Goodwill	139,729	142,690
Total assets	$521,703	$521,800

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,799	$963
Accrued expenses and other current liabilities	41,937	37,540
Current portion of long-term debt	100	575
Total current liabilities	43,836	39,078

Long-term debt	224,125	215,417
Asset retirement obligation	543	516
Future income tax liability	39,293	42,713
Class B-Series Three common share liability	2,372	3,231
Other liabilities	13,937	13,027
Total liabilities	324,106	313,982

Shareholders' equity
Paid in Share Capital	432,027	404,857
Accumulated deficit	(227,788)	(191,319)
Accumulated other comprehensive loss	(6,642)	(5,720)
Total shareholders’ equity	197,597	207,818
Total liabilities and shareholders’ equity	$521,703	$521,800

See accompanying notes.

Student Transportation Inc.
Unaudited Condensed Consolidated Statements of Operations
(000’s of U.S. dollars – except share and per share amounts)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Revenues	$120,452	$113,319	$301,409	$265,548

Costs and expenses:
Cost of operations	87,921	80,593	229,665	197,618
General and administrative	11,086	10,300	31,397	28,487
Non-cash stock compensation	150	520	2,911	3,619
Acquisition expenses	-	411	-	821
Depreciation and depletion expense	12,580	11,564	29,438	25,565
Amortization expense	1,017	1,044	3,189	2,705
Total operating expenses	112,754	104,432	296,600	258,815

Income from operations	7,698	8,887	4,809	6,733

Interest expense	3,714	3,877	11,132	11,828
Foreign currency gain	(102)	(290)	(107)	(1,029)
Unrealized loss (gain) on foreign currency exchange contracts	482	(27)	160	1,494
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	1,303	(1,100)	(123)	1,834
Non-cash loss (gain) on 6.25% Convertible Debentures conversion feature	136	788	(604)	1,870
Other (income) expense, net	(527)	1,122	(1,421)	1,092
Income (loss) before income taxes	2,692	4,517	(4,228)	(10,356)

Income tax expense (benefit)	938	1,482	(1,350)	(3,399)

Net income (loss)	$1,754	$3,035	$(2,878)	$(6,957)
Weighted average number of shares outstanding-basic	80,847,678	64,582,354	78,848,538	62,991,333
Weighted average number of shares outstanding-diluted	94,060,020	82,527,455	78,848,538	62,991,333
Basic and diluted net income (loss) per common share	$0.02	$0.05	$(0.04)	$(0.11)
Dividends declared per common share (Cdn$)	$0.14	$0.14	$0.42	$0.42

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012

Net income (loss):	$1,754	$3,035	$(2,878)	$(6,957)
Other comprehensive income (loss):
Unrealized gain (loss) on currency translation adjustments	351	(1,316)	(922)	1,760
Other comprehensive income (loss):	351	(1,316)	(922)	1,760

Comprehensive income (loss)	$2,105	$1,719	$(3,800)	$(5,197)

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Shareholders’ Equity
 (000’s of U.S. Dollars, except share amounts)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2011	61,786,868	$314,369	$(8,108)	$(149,717)	$156,544
Net loss	-	-	-	(6,957)	(6,957)
Dividends	-	-	-	(26,652)	(26,652)
Common stock issuance	13,192,289	85,341	-	-	85,341
Conversion of debt to common stock	470,086	2,412	-	-	2,412
Repurchase of common stock	(17,000)	(98)	-	-	(98)
Other comprehensive income	-	-	1,760	-	1,760
Balance at March 31, 2012	75,432,243	$402,024	$(6,348)	$(183,326)	$212,350

Balance at June 30, 2012	75,910,320	$404,857	$(5,720)	$(191,319)	$207,818
Net loss	-	-	-	(2,878)	(2,878)
Dividends	-	-	-	(33,591)	(33,591)
Common stock issuance	1,113,932	7,070	-	-	7,070
Conversion of debt to common stock	4,347,368	22,427	-	-	22,427
Repurchase of common stock	(371,076)	(2,327)	-	-	(2,327)
Other comprehensive loss	-	-	(922)	-	(922)
Balance at March 31, 2013	81,000,544	$432,027	$(6,642)	$(227,788)	$197,597

See accompanying notes.

Student Transportation Inc.
 Unaudited Condensed Consolidated Statements of Cash Flows
 (000’s of U.S. Dollars)

	Three months ended	Three months ended	Nine months ended	Nine months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Operating activities
Net income (loss)	$1,754	$3,035	$(2,878)	$(6,957)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income taxes	194	997	(1,962)	(4,441)
Unrealized loss (gain) on foreign currency exchange contracts	482	(27)	160	1,494
Non-cash loss (gain) on 6.25% Convertible Debentures conversion feature	136	788	(604)	1,870
Unrealized re-measurement loss (gain) on 6.25% Convertible Debentures	1,303	(1,100)	(123)	1,834
Unrealized foreign currency (gain) loss	(237)	41	(685)	(95)
Amortization of deferred financing costs	643	452	1,836	1,287
Non cash stock compensation expense	150	520	2,911	3,619
Gain on disposal of fixed assets	(133)	(67)	(600)	(561)
Depreciation and depletion expense	12,580	11,564	29,438	25,565
Amortization expense	1,017	1,044	3,189	2,705
Changes in current assets and liabilities:
Accounts receivable	(4,228)	(3,333)	(13,350)	(5,062)
Prepaid expenses, inventory and other current assets	(6,085)	1,931	(2,772)	(5,509)
Accounts payable	(391)	(66)	838	521
Accrued expenses and other current liabilities	6,548	7,992	4,321	3,818
Changes in other assets and liabilities	(29)	16	(44)	83
Net cash provided by operating activities	13,704	23,787	19,675	20,171

Investing activities
Business acquisitions, net of cash acquired	-	-	-	(54,534)
Payments on seller debt	(105)	(450)	(330)	(700)
Purchases of property and equipment	(1,114)	(2,017)	(20,173)	(19,131)
Proceeds on sale of equipment	321	162	1,496	874
Net cash used in investing activities	(898)	(2,305)	(19,007)	(73,491)

Financing activities
Offering of common shares, net of expenses	-	79,606	-	79,606
Redemption of Class B Series Two and Three common shares	(91)	(695)	(1,502)	(941)
Deferred financing costs	(703)	(208)	(762)	(710)
Redemption of common stock	(223)	-	(2,327)	(98)
Redemption of 7.5% Convertible Debentures	-	-	(289)	-
Common stock dividends	(9,099)	(6,632)	(25,806)	(20,382)
Borrowings on credit facility	34,550	18,400	111,554	149,144
Payments on credit facility	(39,409)	(107,193)	(80,814)	(149,647)
Net cash (used in) provided by financing activities	(14,975)	(16,722)	54	56,972

Effect of exchange rate changes on cash	(43)	(130)	(93)	1,154
Net (decrease) increase in cash and cash equivalents	(2,212)	4,630	629	4,806
Cash and cash equivalents at beginning of period	7,854	3,888	5,013	3,712
Cash and cash equivalents at end of period	$5,642	$8,518	$5,642	$8,518

See accompanying notes.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1.  General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario.  STI together with its indirect subsidiary Student Transportation of America ULC (“STA ULC” and together with STI the “Issuer”), completed an Initial Public Offering (the “IPS Offering”) on December 21, 2004 through the issuance of  income participating securities (“IPSs”).  Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the “Subordinated Notes”).  On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.  STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan (“EIP”) (see Note 8).  STI currently holds a 98.9% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. (“STA, Inc.”).  The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2012.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at March 31, 2013. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Recently Issued Accounting Standards

In January 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-01, Scope Clarification of Disclosures about Offsetting Assets and Liabilities, to limit the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. For public companies, the ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2012. The ASU should be applied prospectively. Early adoption is permitted.

In February 2013, the FASB issued ASU 2013-02 to improve the reporting of reclassifications out of accumulated other comprehensive income (AOCI). The ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period.  This is effective for annual periods beginning on or after January 1, 2013 (including interim periods within them) and retrospectively for all periods presented on the balance sheet.

The Company will adopt these standards on July 1, 2013 and does not expect the adoption to have a material effect on its consolidated financial statements.

3.  Business Combinations

The Company has not completed any business acquisitions during the nine months ended March 31, 2013.

2012 Acquisitions

On May 24, 2012, the Company closed its acquisition of certain assets and contracts in both Texas and Washington from National Express Corporation (“NEX”). Earnings from the businesses acquired are included in the Company’s results of operations from the acquisition date.  The aggregate purchase price for these assets was approximately $6.6 million.

Current assets, less current liabilities	$115
Property and equipment	16,366
Intangible assets	1,664
Deferred taxes	(4,617)
Fair value of net assets acquired	$13,528

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

The purchase price consisted of $6.4 million in cash and $0.2 million in contingent consideration associated with the renewal of four contracts due in 2013. Identifiable intangible assets consist of contract rights of $0.8 million that will be amortized over 20 years and covenants not to compete of $0.9 million that will be amortized over an estimated useful life of one and one-half years.

The purchase price was lower than the fair value of the businesses acquired. NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor.  Therefore, the Company recognized a gain of approximately $6.9 million which was included in the consolidated statement of operations for the fourth quarter of the fiscal year ended June 30, 2012.

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc, Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively “Dairyland”), located in Waukesha, Wisconsin.  Earnings of the acquired companies are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million.

Current assets, less current liabilities	$2,726
Property and equipment	27,333
Intangible assets	7,600
Deferred taxes	(3,658)
Subtotal	34,001
Goodwill	12,999
Total	$47,000

The purchase price consisted of $47.0 million in cash. Identifiable intangible assets consist of contract rights of $4.8 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of five years and tradenames of $2.7 million with an indefinite life.  Approximately $0.5 million dollars of acquisition-related costs have been recognized as an expense in the statement of operations during fiscal year 2012. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. The Company finalized the purchase price of this acquisition during fiscal year 2013., based on the final tax basis of the assets acquired.  This resulted in a decrease in goodwill and an increase in deferred taxes of $3.1 million. Goodwill related to this acquisition of $2.3 million is deductible for tax purposes.

On October 7, 2011, the Company closed its acquisition of all of the outstanding common stock of School Transportation Services, LLC (the “STS” acquisition), located in Passaic County, New Jersey. Earnings of the acquired company are included in the Company’s results of operations from the acquisition date. The aggregate purchase price of this acquisition was $4.5 million.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

Current assets, less current liabilities	$75
Property and equipment	967
Intangible assets	1,221
Subtotal	2,263
Goodwill	2,237
Total	$4,500

The purchase price consisted of $4.1 million in cash and $0.4 million in the form of promissory notes.  Identifiable intangible assets consist of contract rights of $1.2 million that will be amortized over 20 years and covenants not to compete of sixty two thousand dollars that will be amortized over an estimated useful life of five years.  The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.

The Company closed the following additional acquisitions during the twelve months ended June 30, 2012:

•	July 13, 2011 – the Company acquired certain assets of Schumacher Bus Lines, located in Schumacher, Ontario, Canada
•	August 4, 2011 – the Company acquired certain assets and contracts of S&K Transportation Inc, located in Listowel, Ontario Canada
•	August 26, 2011 – the Company purchased all the outstanding stock of A&B Bus, Co. located in Irwindale, California
•	December 20, 2011 – the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey LLC, located in Toms River, New Jersey.

Earnings of the acquired companies are included in the Company’s results of operations from their respective acquisition dates. The aggregate purchase price of these acquisitions was $3.8 million.

Current assets, less current liabilities	$(2)
Property and equipment	2,543
Intangible assets	470
Deferred Taxes	(156)
Subtotal	2,855
Goodwill	949
Total	$3,804

The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved. The Company has paid forty thousand dollars of the contingent consideration as of December 31, 2012. Identifiable intangible assets consist of contract rights of $0.5 million that will

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

be amortized over 20 years. The goodwill attributed to these acquisitions includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

The amount of revenue and earnings associated with the 2012 acquisitions included in the 2012 consolidated statement of operations are as follows:

  Three months ended March 31, 2012
	Dairyland	All others	Total
Revenue	$11,552	$1,916	$13,468
Net income	1,599	152	$1,751

 Nine months ended March 31, 2012
	Dairyland	All others	Total
Revenue	$16,658	$3,448	$20,106
Net income	2,281	150	$2,431

The amount of revenue and earnings associated with the 2012 acquisitions included in the 2013 consolidated statement of operations are as follows:

  Three months ended March 31, 2013

	Dairyland	NEX	All others	Total
Revenue	$11,299	$5,671	$1,554	$18,524
Net income	1,842	111	77	2,030

Nine months ended March 31, 2013

	Dairyland	NEX	All others	Total
Revenue	$26,269	$13,779	$3,588	$43,636
Net income (loss)	3,433	(422)	101	3,112

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2012 acquisitions had occurred as of July 1, 2011. Pro forma adjustments only include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial information.

	Pro Forma Basis for three months
	Ended March 31, (unaudited)
	2013	2012

Revenue	$120,452	$119,409
Net income	1,754	3,593

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

3.  Business Combinations (continued)

	Pro Forma Basis for nine months
	Ended March 31, (unaudited)
	2013	2012

Revenue	$301,409	$291,788
Net loss	(2,878)	(6,599)

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2012 acquisitions been consummated as of July 1, 2011, nor is it indicative of future operating results.

4.  Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	March 31, 2013		June 30, 2012
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement
Revolving credit facility	$-	$80,782	$-	$49,995
Convertible Debentures	-	108,343	-	130,422
Senior Secured Notes	-	35,000	-	35,000
Promissory notes due to former owners	100	-	575	-
	$100	$224,125	$575	$215,417

On October 3, 2012, the Company announced that it has exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture dated as of October 26, 2009 between STI and Computershare Trust Company of Canada governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012 (the “Redemption Date”).

From July 1, 2012, through November 1, 2012, Cdn $22.4 million of the Company’s 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock.  On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of 7.5% Convertible Debentures for cash.

On February 27, 2013, the Company amended its Third Amended and Restated Credit Agreement. The amendment extended the maturity date and increased the commitments to $155.0 million, from the previous commitments of $140.0 million.  The current commitments include a US $110.0 million loan facility and a Canadian $45.0 million loan facility. The increase in the facility was a result of certain existing lenders increasing their commitments as well as a new lender joining the bank group, who replaced an existing lender. The agreement maintains the $100.0 million accordion feature with the same terms and conditions as were previously agreed upon.  The

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4.  Debt (continued)

amendment also included a margin reduction of 50 basis points on interest payments and extends the maturity of the credit agreement to February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes.  Prior to the amendment, the Third Amended and Restated Credit Agreement had a maturity date of February 4, 2016.  The Company wrote off $0.3 million in deferred financing cost associated with this debt modification, which is included in interest expense in the consolidated statement of operations.

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes as of March 31, 2013.

5.   Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At March 31, 2013 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 1,113,932 common shares during the nine months ended March 31, 2013 having an approximate value of $7.1 million, which has been recorded as a non-cash financing activity. The Plan was established to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company.  The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the nine months ended March 31, 2013, Company issued 4,347,368 common shares having an approximate value of $22.4 million in connection with conversions of the Company’s 7.5% Convertible Debentures, which has been recorded as a non-cash financing activity, (see Note 4).

On October 19, 2012, the Company received approval from the Toronto Stock Exchange (the “Exchange”) to renew its normal course issuer bid (the “NCIB”) for a portion of its common shares as appropriate opportunities arise. The Company was permitted to commence purchasing common shares under the renewed normal course issuer bid on or about October 24, 2012. Pursuant to the NCIB, the Company is permitted to purchase up to Cdn $5.0 million of the Company’s common shares in the twelve month period commencing October 24, 2012 and ending on October 23, 2013. During the nine months ended March 31, 2013 the Company purchased and cancelled 371,076 common shares having a value of $2.3 million pursuant to the NCIB.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million) (the “2012 Bought Deal”). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5.   Common Shares (continued)

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million).  The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company’s senior credit facility.

Common shares issued and outstanding are 81,000,544 at March 31, 2013.

6. Earnings (loss) per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Weighted-average shares outstanding-basic	80,847,678	64,582,354	78,848,538	62,991,333
Potential dilutive effect of shares to be issued
to settle the debentures	13,212,342	17,945,101	-	-
Weighted-average shares outstanding-diluted	94,060,020	82,527,455	78,848,538	62,991,333

The computations for basic and diluted income (loss) per common share are as follows:

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Net income (loss) -basic	$1,754	$3,035	$(2,878)	$(6,957)
Add back: Interest expense on debentures (net of tax)	1,086	1,354	3,590	4,067
Net income (loss) used for diluted earnings per share	2,840	4,389	712	(2,890)

Basic income (loss) per share	$0.02	$0.05	$(0.04)	$(0.11)
Diluted income (loss) per share	$0.02	$0.05	$(0.04)	$(0.11)

The conversion of the convertible debentures is anti-dilutive for the three months ended March 31, 2013 and 2012.

Potential dilution arising from the conversion of the convertible debentures of approximately 15,054,955 and 18,080,275 shares was excluded from the weighted average diluted shares outstanding for the nine month periods ended March 31, 2013 and 2012, respectively, as their effect was anti-dilutive.

7.  Income Taxes

The effective rate for income taxes was 34.8% and 31.9% for the three and nine months ended March 31, 2013. The effective tax rate for income taxes was 32.8% for the three months and nine

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

7.  Income Taxes (continued)

months ended March 31, 2012. The increase in the effective income tax rate year over year was primarily due to the mix of the statutory Canadian and U.S. tax rates, the apportionment of the Company’s income (loss) before income taxes resulting from the operations in each country, and a decrease in the Canadian tax rate.  As of March 31, 2013 the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2012 balance of $1.8 million.

8. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005.  As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders.  These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure.  Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.  The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS’s. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Dividends on the Class B common shares are not legally required to be made when dividends are paid to STI common shareholders.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be “put” back to the Company, while the holders of Class B Series Three common shares will have the ability to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.  All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

common shares are recorded as a component of other expense, net in the consolidated statement of operations.  Shares granted are fully vested on the grant date.

There were no Class B Series Two common shares issued during the three and nine months ended March 31, 2013. The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP for the three and nine months ended March 31, 2013:

	For the three months ended
	March 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2012	254,965	(190,449)	64,516
No Redemptions	-	-	-
Shares outstanding at March 31, 2013	254,965	(190,449)	64,516

	For the nine months ended
	March 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591
Redemptions	(72,075)	-	(72,075)
Shares outstanding at March 31, 2013	254,965	(190,449)	64,516

Pursuant to the liquidity provision of the EIP plan, 72,075 shares were “put” back to the Company, during the nine months ended March 31, 2013 for which the Company paid $0.8 million.  The fair value of the Class B Series Two common shares outstanding at March 31, 2013 represents a liability of $0.7 million all of which is included in accrued expenses and other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

There were no Class B Series Two common shares issued during the three and nine months ended March 31, 2012. The following table summarizes the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP for the three and nine months ended March 31, 2012:

	For the three months ended
	March 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2011	405,190	(190,449)	214,741
Redemptions	(28,150)	-	(28,150)
Shares outstanding at March 31, 2012	377,040	(190,449)	186,591

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

	For the nine months ended
	March 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	423,759	(190,449)	233,310
Redemptions	(46,719)	-	(46,719)
Shares outstanding at March 31, 2012	377,040	(190,449)	186,591

Pursuant to the liquidity provision of the EIP plan, 28,150 and 46,719 shares were “put” back to the Company, during the three and nine months ended March 31, 2012.  The Company paid $0.3 million and $0.5 million, respectively, associated with these puts during the three and nine months ended March 31, 2012.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and nine months ended March 31, 2013:

	For the three months ended
	March 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2012	1,565,654	(447,039)	1,118,615
Grants	23,930	(2,780)	21,150
Redemptions	(14,046)	-	(14,046)
Shares outstanding at March 31, 2013	1,575,538	(449,819)	1,125,719

	For the nine months ended
	March 31, 2013
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111
Grants	429,971	(106,102)	323,869
Redemptions	(115,261)	-	(115,261)
Shares outstanding at March 31, 2013	1,575,538	(449,819)	1,125,719

The Company recognized $0.1 million and $2.9 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2013, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 14,046 and 115,261 shares were “put” back to the Company during the three and nine months ended March 31, 2013, respectively. The Company paid $0.1 million and $0.7 million, respectively, associated with these puts during the three and nine months ended March 31, 2013. The fair value of the Class B Series Three common shares outstanding at March 31, 2013 represents a liability of $7.2 million, of which $4.9 million is included in accrued expenses and other current liabilities

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock Based Compensation (continued)

and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.  The remaining balance is included in Class B Series Three common share liability.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP for the three and nine months ended March 31, 2012:

	For the three months ended
	March 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at December 31, 2011	1,247,437	(317,064)	930,373
Grants	81,000	(25,733)	55,267
Redemptions	(61,457)	-	(61,457)
Shares outstanding at March 31, 2012	1,266,980	(342,797)	924,183

	For the nine months ended
	March 31, 2012
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	715,401	(176,867)	538,534
Grants	622,970	(165,930)	457,040
Redemptions	(71,391)	-	(71,391)
Shares outstanding at March 31, 2012	1,266,980	(342,797)	924,183

The Company recognized $0.5 million and $3.6 million in non-cash stock based compensation expense related to the above grants during the three and nine months ended March 31, 2012 based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 61,457 and 71,391 shares were “put” back to the Company during the three and nine months ended March 31, 2012.  The Company paid $0.4 million and $0.5 million, respectively,  associated with these puts during the three and nine months ended March 31, 2012.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	March 31, 2013	June 30, 2012

Cash	$5,642	$5,013

Accounts receivable	$48,824	$35,481

Accounts payable	$1,799	$963
Other accrued liabilities	36,177	33,195
Class B Series Two and Three share liability	7,895	7,487
Long-term debt (including portion due within one year)	224,225	215,992
Conversion rights on 6.25% Convertible Debentures	1,476	2,080
Foreign exchange instrument	324	164
Other long term liabilities	12,374	10,872
	$284,270	$270,753

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of their short-term maturity. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

Foreign currency exchange contracts are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Notes component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued based upon actuarial analysis.

Fair value

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values as follows:

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Level 1:  Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial liabilities measured on a recurring basis were categorized as follows:

As at March 31, 2013
	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$-	$324	$-	$324
Class B Series Two and Three common share liability	-	7,895	-	7,895
Conversion rights on 6.25% Convertible Debentures	-	-	1,476	1,476
	$-	$8,219	$1,476	$9,695

As at June 30, 2012
	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$-	$164	$-	$164
Class B Series Two and Three common share liability	-	7,487	-	7,487
Conversion rights on 6.25% Convertible Debentures	-	-	2,080	2,080
	$-	$7,651	$2,080	$9,731

The following tables summarize the changes in the Company’s level 3 financial instrument for the three and nine months ended March 31, 2013 and 2012, respectively.

Conversion rights on 6.25% Convertible Debentures
For the three months ended March 31,	2013	2012

Balance at December 31,	$1,340	$2,181
Total unrealized loss:
Non-cash loss on conversion feature	136	788
Balance at March 31,	$1,476	$2,969

The increase in fair value of the conversion rights was a result of the change in the Company’s stock price volatility combined with the decrease in the bond yield to 5.63% from 6.30% in the

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

three months ended March 31, 2013. The increase in fair value of the conversion rights was a result of the change in the Company’s stock price volatility combined with the decrease in the bond yield to 5.70% from 7.01% in the three months ended March 31, 2012.

Conversion rights on 6.25% Convertible Debentures
For the nine months ended March 31,	2013	2012

Balance at June 30,	$2,080	$1,099
Total unrealized (gain) loss:
Non-cash (gain) loss on conversion feature	(604)	1,870
Balance at March 31,	$1,476	$2,969

The decrease in fair value of the conversion rights was a result of the change in the Company’s stock price volatility combined with an increase in the bond yield to 5.63% from 5.37% in the nine months ended March 31, 2013. The increase in fair value of the conversion rights was driven largely by the change in the Company’s stock price volatility which increased to 24.5% from 20.0% in the nine months ended March 31, 2012.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company’s stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. Significant increases (decreases) in volatility, with all other factors remaining constant, would result in a significantly higher (lower) fair value measurement. The change in fair value of the conversion rights resulted in a loss of $0.1 million and a gain of $0.6 million in the statement of operations for the three and nine months ended March 31, 2013, respectively.

There were no transfers within the fair value hierarchy during the nine months ended March 31, 2013.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

The Company had no interest rate swaps in place at or during the nine months ended March 31, 2013.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts.  In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which cover approximately 38% of the anticipated dividends and interest payable in Canadian dollars through June 30, 2014. The 6.75% Convertible Debentures are denominated in Canadian dollars, and the payment of these debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon maturity.

STA Holdings has 15 monthly forward foreign exchange contracts (the “Forward Contracts”) outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At March 31, 2013 the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)

April 2013-March 2014	12	14.6	14.7	1.0033
April 2014-June 2014	3	3.7	3.7	1.0000
	15	18.3	18.4

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations.  The Company recorded a non-cash loss of $0.5 million and $0.2 million for the three and nine months ended March 31, 2013, in connection with the changes in fair value of the Forward Contracts, which is included in the consolidated statement of operations in unrealized gain (loss) on foreign currency exchange contracts. The value of the Forward Contracts represents a net liability of $0.3 million at March 31, 2013.

The Company recorded a non-cash loss of $1.3 million and a non-cash gain of $0.1 million for the three and nine months ended March 31, 2013, respectively, on the re-measurement of its 6.25% Convertible Debentures which is included in the consolidated statement of operations.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9.  Financial Instruments (continued)

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations.  The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing.  The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions.  As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies.  The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry.

10. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada. The oil and gas segment represents the Company’s investment as a non-operator in oil and gas interests in the United States.

The accounting policies of the segments are the same as those described in the basis of presentation note in the annual consolidated financial statements.  There are no inter-segment sales.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

10. Segment Information (continued)

Reportable operating segments:

	For the three months ended	For the three months ended	For the nine months ended	For the nine months ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Revenue
Transportation	$119,114	$112,012	$297,729	$261,317
Oil and gas	1,338	1,307	3,680	4,231
	$120,452	$113,319	$301,409	$265,548
Operating earnings
Transportation	$7,220	$8,569	$3,832	$5,477
Oil and gas	478	318	977	1,256
	7,698	8,887	4,809	6,733
Unallocated expenses	5,006	4,370	9,037	17,089
Income tax expense (benefit)	938	1,482	(1,350)	(3,399)
Net income (loss)	$1,754	$3,035	$(2,878)	$(6,957)

	As at	As at
	March 31, 2013	June 30, 2012
Total Assets
Transportation	$512,278	$513,083
Oil and gas	9,425	8,717
	$521,703	$521,800

11. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company’s fleet under the direction of the Company’s CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts.  These fleet valuation services are provided free of charge.  The transportation equipment dealer is a company controlled by a family member of the Company’s Chairman and CEO.  The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company’s vehicles. The Company paid the transportation equipment dealer $0.2 million and $0.3 million for the nine months ended March 31, 2013 and 2012, respectively.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12.  Commitments and Contingencies

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

13.  Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information
	As at	As at
	March 31, 2013	June 30, 2012

Prepaid Expenses
Prepaid Insurance	$8,950	$9,311
Other	2,345	3,349
	$11,295	$12,660

Other Current Assets
Accrued Revenue	$2,568	$941
Fuel Tax Receivable	1,440	2,106
Other	997	1,719
	$5,005	$4,766

Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$4,582	$6,748
Dividends Payable	11,097	10,431
Insurance	5,614	5,477
Wages and benefits	6,451	4,857
Class B Shares	5,523	4,256
Taxes payable	1,167	1,770
Deferred revenue	1,411	448
Accrued Interest	1,989	407
Other	4,103	3,146
	$41,937	$37,540

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three and nine months ended March 31, 2013
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

14.  Subsequent Events

On April 19, 2013, the Company entered into three additional monthly forward foreign exchange contracts at a rate of Cdn $1.0305 to hedge approximately Cdn $1.2 million of the monthly expected dividend distributions from July 2014 through September 2014.

On April 25, 2013, the Company entered into an agreement to sell its interest in several wells which are part of its Oil and Gas segment.  Gross proceeds on the sale are approximately $1.2 million dollars.  The Company will record the sale and any gain/loss associated with the disposal in the fourth quarter of fiscal year 2013. This transaction is still subject to due diligence and completion and as such is still pending.